[Newspaper Ad]

                      TO PARTICIPANTS IN CONRAIL'S ESOP

                           NOW IS THE TIME TO ACT.

                           [Norfolk Southern Logo]

   Dear ESOP Participant:

   Say "NO" to the CSX/Conrail deal at the shareholders' meeting scheduled for January 17. Instruct the ESOP Trustee to vote your shares AGAINST the proposal to "opt out" of the Pennsylvania Fair Value Statute and the adjournment proposal.

   Your ESOP vote is very important because each ESOP share in your account represents a significantly greater voting interest--by our calculations, equal to at least seven shares. This is because your instructions to the Trustee direct the voting of: 1) ESOP shares allocated to your account, 2) ESOP shares not yet allocated to your account, 3) any ESOP shares that are not voted, and 4) Employee Benefits Trust shares.

   Remember, the ESOP Trustee is required by law to keep your vote confidential.

   Here are three good reasons to instruct the ESOP Trustee to vote AGAINST the "opt out" proposal.

   1.   LARGE REDUNDANCIES COULD ADD UP TO LOST JOBS

        * There is substantially more overlap with a CSX/Conrail system than there is with a Norfolk Southern/Conrail system.

        * A merger between CSX and Conrail would eliminate competitive services in 64 cities, including Philadelphia, Baltimore, Youngstown and Pittsburgh.

        * Conrail's Hollidaysburg and Altoona shops are within 70 miles of CSX's facilities at Cumberland, MD.

   2. NORFOLK SOUTHERN VALUES ITS EMPLOYEES

        * Since the formation of Norfolk Southern in June 1982, we have matched people to needs through attrition, voluntary separation and early retirements and have avoided massive layoffs and involuntary separations.

        * Norfolk Southern is committed to maintaining a major operating presence in Philadelphia, as we have done in Roanoke, Virginia and Atlanta, Georgia -- major operating centers for Norfolk Southern's two predecessor railroads.

        * Norfolk Southern and Conrail have fully funded, healthy pension funds, ensuring peace of mind for both employees and retirees. CSX, on the other hand, was recently named again as having one of the nation's 50 largest underfunded pensions.1

        * Norfolk Southern has the best employee safety record of any major rail carrier.


   3. NORFOLK SOUTHERN'S $115 ALL-CASH OFFER FOR CONRAIL SHARES IS THE SUPERIOR OFFER

        * Norfolk Southern's $115 all-cash, all-share offer--with prompt payment through use of a voting trust--is worth 18%2 more than CSX's current deal.

   Your vote is important. If you have already sent in Trustee instruction card in response to the Conrail solicitation, you may revoke it and vote AGAINST the proposals by signing and dating the GREEN instruction card previously sent to you and mailing it to the Trustee. It's the latest dated instruction card that counts. The Trustee's deadline for receiving your instructions is January 15.

   Sincerely,

   NORFOLK SOUTHERN CORPORATION

   SAY "NO" TO THE CSX/CONRAIL MERGER BY VOTING TODAY. INSTRUCT THE ESOP TRUSTEE TO VOTE YOUR SHARES AGAINST CONRAIL'S AMENDMENT PROPOSAL AND THE ADJOURNMENT PROPOSAL.

                           [Norfolk Southern Logo]

   Important: If you have any questions, please call our solicitor, Georgeson & Company Inc. toll free at 800-223-2064. Banks and brokers call 212-440-9800.
   1Pension Benefit Guaranty Corporation: News Release 97-09, 12/12/96. 2Based on closing price of CSX common stock on January 8, 1997.

   January 10, 1987